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                                                                       Exhibit 4

                               ADDENDUM NUMBER ONE
                                       TO
                           MONTHLY STOCK PURCHASE PLAN
                             FOR INDEPENDENT AGENTS

         This Addendum Number One to the Monthly Stock Purchase Plan for Independent Agents of State Automobile Mutual Insurance Company and its affiliated companies amends the section captioned Dividend Disbursements in the "Introduction to Plan Document" and the "Plan Document," both to read as follows:

         Dividends earned on shares in the Participant's account, as they become payable by the Company, will be remitted by the Bank to each Participant by check, or reinvested by the Bank pursuant to the Company's Dividend Reinvestment Plan, provided the Participant has enrolled in the Dividend Reinvestment Plan.


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                           MONTHLY STOCK PURCHASE PLAN
                             FOR INDEPENDENT AGENTS


INTRODUCTION TO PLAN DOCUMENT

         The Monthly Stock Purchase Plan for Independent Agents of State Automobile Mutual Insurance Company, and its affiliated companies (the "Plan") offers eligible independent agents of State Auto ("Participants") the opportunity to purchase common stock of State Auto Financial Corporation (the "Company"), State Auto's publicly held subsidiary, through deductions from commissions paid by State Auto or its subsidiaries. All costs and service charges incurred in connection with the purchase of shares through the Plan will be paid by the Company. Participation is voluntary, and Participants may enroll in the Plan or withdraw from the Plan at any time, subject to the terms of the Plan.

         The Plan provides you, as agents, with an opportunity to participate financially in the future of State Auto Financial Corporation, and to do so conveniently and without paying brokerage commissions when shares are bought for your account. A portion of your agent commissions will be automatically deducted for you each month under the Plan, and these funds will be used (together with those of other Participants) by National City Bank (the "Bank") to purchase the Company's common stock at market prices for your account.

         The relationship between each participant and the Bank is the relationship of client and broker/agent, and neither State Auto, the Company, nor any of their affiliates assumes any responsibility for or serves in any capacity in this relationship. In seeking the benefits of share ownership in the Company, each participant must also accept his or her own investment risks.

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Market values are subject to fluctuations caused by any number of factors, both internal and external. Therefore, under the Plan, there is no guarantee against financial loss.

         Shares are purchased at market prices current at the time of purchase through individual Monthly stock Purchase Plan accounts opened by Participants at National City Bank. To open a Monthly Stock Purchase Plan account ("account"), fill out the enclosed Commission Deduction Authorization and Purchase Order forms and return them to the Company in the return envelope provided. If you have any questions, please contact the Corporate Trust Department of National City Bank either by telephone (216/575-2658) or by mail at the address contained in this folder.

ELIGIBILITY

         All principals of active agencies entitled to commissions from State Auto and its property casualty insurance subsidiaries are eligible to participate.

HOW THE PLAN WORKS

         Subject to the Monthly Stock Purchase Plan and the Agency Engagement, National City Bank (the "Bank") will open and maintain accounts in the names of Participants who so request and will make purchases and sales of shares of Company common stock for the account of such Participants.

         Funds received by the Bank from (1) commission deductions and (2) additional voluntary payments up to a maximum of $10,000 per month will be commingled with those of other Participants in the Plan and used to purchase shares of Company common stock on a monthly basis. Such shares, including fractional shares carried to three decimal places, will be credited to each Participant's account.

         The Company will pay the service charges and brokerage commissions for purchases of stock. The brokerage commissions and service charges due to the Bank in connection with the subsequent sale of any shares will be payable by the Participant.

         Each time shares are purchased for a participant's account, the Participant will receive from the Bank a detailed statement of the account showing funds invested from commission deductions and cash payments received, shares purchased, price per share and total shares held for the Participant. The statement will include a detachable form to be used to give the Bank notice of a change of address, instructions for the sale or withdrawal of shares, or to deposit cash payments. (A check or money order should be made payable to National City Bank.)

         Commission deductions and cash payment held by the Bank will be used to purchase shares on the 10th day of that month or the next business day immediately following if the 10th is not a business day. Timing of cash payments should be made accordingly. No interest will be paid on cash in the account.

         The shares purchased will be held in safekeeping by the Bank until termination of a Participant's participation in the Plan. This convenience provides protection against any loss,


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theft or destruction of share certificates. However, upon a Participant's written request, the Participant may obtain a certificate for any full shares in the account.

         Each Participant in the Plan will direct the voting of all full and fractional shares in the account and will receive all literature sent to the Company's shareholders.

HOW TO PARTICIPATE

         To participate in the Plan, the Participant must complete and sign both the Commission Deduction Authorization and the Purchase Order form and mail them to State Auto in the enclosed postage-paid return envelope. State Auto will submit the Commission Deduction Authorization and Purchase Order to the Bank which will open the Participant's account.

COMMISSION DEDUCTION AUTHORIZATIONS

         In the Commission Deduction Authorization, specify the amount to be withheld from commission disbursements. The minimum amount a Participant can have withheld is $50 per month. The commission deduction will remain in effect until revised or terminated. Changing the amount deducted or terminating the deduction is done by submitting a written request to State Auto on a form that will be provided by State Auto on request. Enrollment, or termination of deductions will become effective as soon as practicable after a request is received by State Auto. The request must be made using the State Auto form.

         The amounts deducted from commission checks pursuant to the Commission Deduction Authorization will be commingled and forwarded monthly by State Auto to the Bank with a list of the amounts deducted for each Participant's account. State Auto has reserved the right to terminate the Plan and to discontinue use of its commission deduction facilities for this purpose at any time.

DIVIDEND DISBURSEMENTS

         Dividends earned on shares in the Participant's account, as they become payable by the Company, will be remitted by the Bank to each Participant by check.

TERMINATION OF PARTICIPATION

         A Participant may terminate his or her account at any time by notifying the Bank, in writing, at the following address: National City Bank, P.O. Box 92301, Cleveland, Ohio 44193-0900, providing a copy to State Auto.

         Any questions or correspondence about the Plan should be addressed to:
National City Bank at the same address shown above. The telephone number of National City Bank is (216) 575-2658 or 1-800-622-8100 (extension 2658).